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                                               FILED BY DEVON ENERGY CORPORATION
                           PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                                        AND DEEMED FILED PURSUANT TO RULE 14a-12
                                          OF THE SECURITIES EXCHANGE ACT OF 1934
                            SUBJECT COMPANY: MITCHELL ENERGY & DEVELOPMENT CORP.
                                                   COMMISSION FILE NO. 333-68694

[DEVON ENERGY LETTERHEAD]


                                  NEWS RELEASE
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Investor contact: Zack Hager
                  (405) 552-4526

Media contact:    Michael Barrett
                  (405) 228-4252


                    DEVON ENERGY AND MITCHELL ENERGY SCHEDULE
                              SHAREHOLDER MEETINGS


         OKLAHOMA CITY, and THE WOODLANDS, TEXAS (Dec. 19, 2001) - Devon Energy Corp. (AMEX: DVN, TSE: NSX) and Mitchell Energy & Development Corp. (NYSE: MND) have scheduled special meetings for their respective shareholders to be held on Jan. 24, 2002. The purpose of the meetings will be for the shareholders to vote upon the proposed acquisition of Mitchell by Devon. The companies expect to close the transaction shortly after the shareholder meetings.

         The record date for both shareholder meetings is Dec. 10, 2001. Distribution of the printed proxy materials to shareholders will commence on or about Dec. 21, 2001. Electronic versions of the proxy materials will be accessible via the SEC's "EDGAR" system. Copies of the proxy materials will also be available on the Devon website, www.dvn.com, and the Mitchell website, www.mitchellenergy.com, on or about Dec. 24, 2001.

         Devon Energy Corporation is an Oklahoma City-based independent energy company engaged in oil and gas exploration, production and property acquisitions. Devon ranks among the top five U.S.-based independent oil and gas producers and is included in the S&P 500 Index.

         Mitchell Energy & Development Corp. is an independent producer of natural gas and natural gas liquids. For additional information on Mitchell and its operations, please visit the company's website.

                                INVESTOR NOTICES

         Investors and security holders are advised to read the definitive joint proxy statement/prospectus included in the Registration Statement on Form S-4 filed with the Securities and Exchange Commission in connection with the proposed transaction because it contains important information. A joint proxy statement/prospectus has been filed with the SEC by Devon and



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Mitchell. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by Devon and Mitchell with the SEC at the SEC's web site at www.sec.gov. The definitive joint proxy statement/prospectus and such other documents (relating to Devon) may also be obtained for free from Devon by directing such request to: Devon Energy Corporation, 20 North Broadway, Suite 1500, Oklahoma City, Oklahoma 73102-8260,
Attention: Investor Relations, telephone: (405) 552-4570, e-mail: judy.roberts@dvn.com. The definitive joint proxy statement/prospectus and such other documents (relating to Mitchell) may also be obtained for free from Mitchell by directing such request to: Mitchell Energy & Development Corp., 2001 Timberloch Place, The Woodlands, Texas 77380, Attention: Investor Relations, telephone: (713) 377-6625, e-mail: mndpr@mitchellenergy.com.

         Devon, its directors, executive officers and certain members of management and employees may be considered "participants in the solicitation" of proxies from Devon's shareholders in connection with the transaction. Information regarding such persons and a description of their interests in the transaction is contained in Devon's Proxy Statements and Annual Reports on Form 10-K filed with the SEC. Additional information regarding the interests of those persons may be obtained by reading the definitive proxy statement/prospectus.

         Mitchell, its directors, executive officers and certain members of management and employees may be considered "participants in the solicitation" of proxies from Mitchell's shareholders in connection with the transaction. Information regarding such persons and a description of their interests in the transaction is contained in Mitchell's Proxy Statements and Annual Reports on Form 10-K filed with the SEC. Additional information regarding the interests of those persons may be obtained by reading the definitive proxy statement/prospectus when it becomes available.


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